

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

Scott A. Roberts Roberts
Chief Financial Officer
HealthStream, Inc.
500 11th Avenue North, Suite 1000
Nashville , Tennessee 37203

> **Re: HealthStream, Inc.**
> **File No. 000-27701**
> **Form 10-K filed on February 26, 2024**
> **Form 10-Q filed on April 25, 2024**

Dear Scott A. Roberts Roberts:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology